Condensed Consolidated Interim Financial Statements (Expressed in U.S. dollars)

BALLARD POWER SYSTEMS INC.

Three and six months ended June 30, 2012, and 2011

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Financial Position
Unaudited (Expressed in thousands of U.S. dollars)

		June 30,	December 31,
	Note	2012	2011
Assets

Current assets:
Cash and cash equivalents		$11,811	$20,316
Short-term investments		12,830	25,878
Trade and other receivables		18,581	17,164
Inventories	5	16,831	13,614
Prepaid expenses and other current assets		1,727	934
Total current assets		61,780	77,906

Property, plant and equipment	6	32,436	35,085
Intangible assets	7	1,898	2,249
Goodwill		48,106	48,106
Investments	8	667	635
Long-term trade receivables		1,126	1,126
Other long-term assets		183	183
Total assets		$146,196	$165,290

Liabilities

Current liabilities:
Bank operating line	9	$9,469	$4,587
Trade and other payables	10	16,930	22,693
Deferred revenue		1,707	3,560
Provisions	11	8,641	9,573
Finance lease liability	9	998	978
Total current liabilities		37,745	41,391

Finance lease liability	9	13,230	13,749
Deferred gain		5,422	5,653
Provisions	11	4,810	4,733
Convertible debenture	12	2,190	1,733
Employee future benefits		5,510	5,686
Total liabilities		68,907	72,945

Equity:
Share capital		838,087	837,686
Treasury shares		(350)	(515)
Contributed surplus		288,989	289,219
Accumulated deficit		(1,046,315)	(1,031,279)
Foreign currency reserve		271	209
Total equity attributable to equity holders		80,682	95,320
Dantherm Power A/S non-controlling interests		(3,393)	(2,975)
Total equity		77,289	92,345
Total liabilities and equity		$146,196	$165,290

See accompanying notes to consolidated financial statements.
Subsequent events (note 17)

Approved on behalf of the Board:

“Ed Kilroy”	“Ian Bourne”
Director	Director

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Comprehensive Loss
Unaudited (Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

		Three months ended June 30,		Six months ended June 30,
	Note	2012	2011	2012	2011
Revenues:
Product and service revenues		$10,272	$19,112	$23,817	$34,411
Cost of product and service revenues		8,761	15,797	19,285	28,603
Gross margin		1,511	3,315	4,532	5,808

Operating expenses:
Research and product development		4,206	6,814	10,242	14,112
General and administrative		2,371	3,106	5,436	7,152
Sales and marketing		1,526	2,626	3,851	5,078
Total operating expenses		8,103	12,546	19,529	26,342

Results from operating activities		(6,592)	(9,231)	(14,997)	(20,534)
Finance income (loss) and other		(76)	1	300	(140)
Finance expense		(349)	(300)	(763)	(592)
Net finance expense		(425)	(299)	(463)	(732)
Gain (loss) on sale of property, plant and equipment		20	413	(29)	424
Loss before income taxes		(6,997)	(9,117)	(15,489)	(20,842)
Income tax expense		(33)	(42)	(70)	(155)
Net loss for period		(7,030)	(9,159)	(15,559)	(20,997)
Foreign currency translation differences		272	(202)	133	(125)
Net gain on hedge of forward contracts		(115)	-	(7)	-
Comprehensive loss for period		$(6,873)	$(9,361)	$(15,433)	$(21,122)

Net loss attributable to:
Ballard Power Systems Inc.		$(6,634)	$(8,629)	$(15,077)	$(19,140)
Dantherm Power A/S non-controlling interest		(396)	(530)	(482)	(1,857)
Net loss for period		$(7,030)	$(9,159)	$(15,559)	$(20,997)

Comprehensive loss attributable to:
Ballard Power Systems Inc.		$(6,608)	$(8,734)	$(15,015)	$(19,205)
Dantherm Power A/S non-controlling interest		(265)	(627)	(418)	(1,917)
Comprehensive loss for period		$(6,873)	$(9,361)	$(15,433)	$(21,122)

Basic and diluted loss per share attributable to		$(0.08)	$(0.10)	$(0.18)	$(0.23)
Ballard Power Systems Inc.
Weighted average number of common shares
outstanding		84,621,348	84,456,173	84,593,911	84,331,669

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Changes in Equity
Unaudited (Expressed in thousands of U.S. dollars except number of shares)

							Dantherm
	Ballard Power Systems Inc. Equity						Power A/S
						Foreign	Non-
	Number of	Share	Treasury	Contributed	Accumulated	currency	controlling	Total
	shares	capital	shares	surplus	deficit	reserve	interests	equity
Balance December 31, 2011	84,550,524	$837,686	$(515)	$289,219	$(1,031,279)	$209	$(2,975)	$92,345
Net loss	-	-	-	-	(15,077)	-	(482)	(15,559)
Foreign currency translation for foreign	-	-	-	-	-	69	64	133
operations
Net loss on hedge of forward contracts	-	-	-	-	-	(7)	-	(7)
Purchase of treasury shares	-	-	(2)	-	-	-	-	(2)
DSUs redeemed	41,760	264	-	(299)	-	-	-	(35)
RSUs redeemed	49,095	113	167	(372)	41	-	-	(51)
Options exercised	13,501	24	-	(7)	-	-	-	17
Share distribution plan	-	-	-	448	-	-	-	448
Balance, June 30, 2012	84,654,880	$838,087	$(350)	$288,989	$(1,046,315)	$271	$(3,393)	$77,289

							Dantherm
	Ballard Power Systems Inc. Equity						Power A/S
						Foreign	Non-
	Number of	Share	Treasury	Contributed	Accumulated	currency	controlling	Total
	shares	capital	shares	surplus	deficit	reserve	interests	equity
Balance, December 31, 2010	84,148,465	$836,245	$(670)	$289,444	$(995,023)	$-	$(413)	$129,583
Net loss	-	-	-	-	(19,140)	-	(1,857)	(20,997)
Foreign currency translation for	-	-	-	-	-	(65)	(60)	(125)
foreign operations
Purchase of treasury shares	-	-	(135)	-	-	-	-	(135)
RSUs redeemed	373,410	2,037	484	(3,409)	69	-	-	(819)
Options exercised	25,834	48	-	(8)	-	-	-	40
Share distribution plan	-	-	-	1,984	-	-	-	1,984
Balance, June 30, 2011	84,547,709	$838,330	$(321)	$288,011	$(1,014,094)	$(65)	$(2,330)	$109,531

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Cash Flows
Unaudited (Expressed in thousands of U.S. dollars)

		Six months ended June 30,
	Note	2012	2011
Cash provided by (used for):

Operating activities:
Net loss for the period		$(15,559)	$(20,997)
Adjustments for:
Compensatory shares		448	2,021
Employee future benefits		(176)	(75)
Depreciation and amortization		2,942	3,118
Loss (gain) on sale of property, plant and equipment		71	(424)
Unrealized loss (gain) on forward contracts		(211)	78
		(12,485)	(16,279)
Changes in non-cash working capital:
Trade and other receivables		(258)	(4,207)
Inventories		(3,240)	(5,634)
Prepaid expenses and other current assets		(783)	(144)
Trade and other payables		(7,764)	(1,931)
Deferred revenue		(1,852)	1,132
Warranty provision		53	(684)
		(13,844)	(11,468)
Cash used by operating activities		(26,329)	(27,747)

Investing activities:

Net decrease in short-term investments		13,048	11,221
Additions to property, plant and equipment		(519)	(2,788)
Net proceeds on sale of property, plant and equipment and other		348	3,585
Net investments in associated companies	8	(32)	(100)
		12,845	11,918

Financing activities:

Purchase of treasury shares		(2)	(135)
Payment of finance lease liabilities		(483)	(365)
Net proceeds from bank operating line	9	4,882	3,263
Net proceeds on issuance of share capital		17	40
Proceeds on issuance of convertible debenture from		509	1,306
Dantherm Power A/S non-controlling interests
		4,923	4,109

Effect of exchange rate fluctuations on cash and cash equivalents held		56	73

Increase (decrease) in cash and cash equivalents		(8,505)	(11,647)
Cash and cash equivalents, beginning of period		20,316	51,937
Cash and cash equivalents, end of period		$11,811	$40,290

Supplemental disclosure of cash flow information (note 15).
See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2012 and 2011
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

1.	Reporting entity:

The principal business of Ballard Power Systems Inc. (the “Corporation”) is the design, development, manufacture, sale and service of fuel cell products for a variety of applications, focusing on motive power (material handling and buses) and stationary power (back-up power and distributed generation) markets; and engineering services for a variety of fuel cell applications. A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. The Corporation’s technology is based on proton exchange membrane (“PEM”) fuel cells.

The Corporation is a company domiciled in Canada and its registered office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. The condensed consolidated interim financial statements of the Corporation as at and for the three and six months ended June 30, 2012 comprise the Corporation and its subsidiaries.

2.	Basis of preparation:

(a)	Statement of compliance:

These condensed consolidated interim financial statements of the Corporation have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

(b)	Basis of measurement:

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

  Financial instruments classified as fair value through profit or loss and available-for-sale are measured at fair value;

  Derivative financial instruments are measured at fair value; and

  Employee future benefit plan assets are measured at fair value, determined directly by reference to quoted market prices.

(c)	Functional and presentation currency:

These condensed consolidated interim financial statements are presented in U.S. dollars, which is the Corporation’s functional currency.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2012 and 2011
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

2.	Basis of preparation (cont’d):

(d)	Use of estimates and judgments:

The preparation of the condensed consolidated interim financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires the Corporation’s management to apply judgment when making estimates and assumptions that affect the amounts reported in these condensed consolidated interim financial statements and notes. Actual results could differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring management to make judgments include revenue recognition, asset impairment, warranty provision, inventory provision, employee future benefits, and income taxes. These estimates and judgments are discussed further in note 4.

(e)	Going concern:

These condensed consolidated interim financial statements have been prepared assuming the Corporation will continue as a going concern. The Corporation is required to assess its ability to continue as a going concern or whether significant doubt exists as to the Corporation’s ability to continue as a going concern into the foreseeable future. The Corporation has forecasted its cash flows for the next 12 months and although the current economic environment is difficult, the Corporation believes that it has adequate liquidity in cash, working capital and non-core asset monetization opportunities to finance its operations.

The Corporation’s ability to continue as a going concern and realize assets and discharge its liabilities and commitments in the normal course of business in the longer term will be dependent on the Corporation’s ability to achieve profitable operations that are sustainable. Based on management’s future projections, the Corporation expects its operations to be profitable in the future. However, these projections depend on many factors, including, but not limited to, the market acceptance and rate of commercialization of the Corporation’s products, the ability of the Corporation to successfully execute its business plan, and general global economic conditions, certain of which are beyond the Corporation’s control.

3.	Significant accounting policies:

The accompanying financial information reflects the same accounting policies and methods of application as the Corporation’s consolidated financial statements for the year ended December 31, 2011. Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current period.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2012 and 2011
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

4.	Critical accounting estimates and judgments:

The preparation of the condensed consolidated interim financial statements requires the Corporation’s management to make judgments, estimates and assumptions that affect the amounts reported in the condensed consolidated interim financial statements and the accompanying notes. Actual results may differ from those estimates.

Estimates and judgments are continually evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances. The Corporation’s most significant critical judgments are all related to estimation uncertainty. At this time, the Corporation does not have any significant critical judgments related to the application of the Corporation’s accounting policies that do not involve estimation uncertainty. The significant critical judgments related to estimation uncertainty are those judgments that require management’s most challenging, subjective and complex judgments, requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. These significant critical judgments are discussed below:

(a)	Revenue recognition:

Revenues under certain contracts for product and engineering development services provide for receipt of payment based on achieving defined milestones or on the performance of work under product development programs. Revenues are recognized under these contracts based on management’s estimate of progress achieved against these milestones or on the proportionate performance method of accounting. Changes in management’s estimated costs to complete a contract may result in an adjustment to previously recognized revenues.

(b)	Asset impairment:

The carrying amounts of the Corporation’s non-financial assets, other than inventories, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The Corporation’s most significant estimates and assumptions involve values associated with goodwill and intangible assets. These estimates and assumptions include those with respect to future cash inflows and outflows, discount rates, asset lives, and the determination of cash generating units. At least annually, the carrying value of goodwill and intangible assets is reviewed for potential impairment. Among other things, this review considers the fair value of the cash-generating units based on discounted estimated future cash flows. These significant estimates require considerable judgment, which could affect the Corporation’s future results if the current estimates of future performance and fair values change.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2012 and 2011
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

4.	Critical accounting estimates and judgments (cont’d):

(c)	Warranty provision:

In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, the Corporation uses estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, the Corporation may incur costs different from those provided for in the warranty provision. Management reviews warranty assumptions and makes adjustments to the provision at each reporting date based on the latest information available, including the expiry of contractual obligations. Adjustments to the warranty provision are recorded in cost of product and service revenues.

(d)	Inventory provision:

In determining the lower of cost and net realizable value of inventory and in establishing the appropriate impairment amount for inventory obsolescence, management estimates the likelihood that inventory carrying values will be affected by changes in market pricing or demand for the products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than the recorded value. Management performs regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where it is determined that such changes have occurred and will have an impact on the value of inventory on hand, appropriate adjustments are made. If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required.

(e)	Employee future benefits:

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating the terms of the related pension liability. Determination of benefit expense requires assumptions such as the discount rate to measure obligations, expected plan investment performance, expected healthcare cost trend rate, and retirement ages of employees. Actual results will differ from the recorded amounts based on these estimates and assumptions.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2012 and 2011
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

4.	Critical accounting estimates and judgments (cont’d):

(f)	Income taxes:

Deferred tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities, of a change in tax rates, is included in income in the period that includes the substantive enactment date. Management reviews the deferred income tax assets at each reporting period and records adjustments to the extent that it is no longer probable that the related tax benefit will be realized.

5.	Inventories:

During the three and six months ended June 30, 2012, the write-down of inventories to net realizable value amounted to $240,000 and $332,000 (2011 - $237,000 and $241,000), respectively. There were no reversals of previously recorded write-downs during the three and six months ended June 30, 2012 and 2011. Write-downs and reversals are included in either cost of product and service revenues, or research and product development expense, depending on the nature of inventory.

6.	Property, plant and equipment:

Leased assets

The Corporation leases certain assets under finance lease agreements including the Corporation’s head office building in Burnaby, British Columbia and certain production and test equipment.

At June 30, 2012, the net carrying value for the Corporation’s leased assets is $13,539,000 (December 31, 2011 - $14,197,000).

7.	Intangible assets:

Amortization and impairment losses of fuel cell technology and development costs are allocated to research and product development expense. For the three and six months ended June 30, 2012, amortization of $175,000 and $350,000 (2011 - $181,000 and $363,000) respectively, was recorded. There were no impairment losses recorded during the three and six months ended June 30, 2012 and 2011.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2012 and 2011
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

8.	Investments:

Investments are comprised of the following:

	June 30, 2012		December 31, 2011
		Percentage		Percentage
	Amount	ownership	Amount	ownership
Chrysalix Energy Limited Partnership	$659	15.0%	$627	15.0%
Other	8		8
	$667		$635

Chrysalix Energy Limited Partnership (“Chrysalix”) is accounted for as an available-for-sale financial asset and recorded at fair value. During the three and six months ended June 30, 2012, the Corporation made additional capital contributions of $nil and $44,000 (2011 – $nil and $102,000) in Chrysalix respectively. The investment was offset by cash distributions from Chrysalix of $12,000 during the three and six months ended June 30, 2012 ($2,000 during both the respective periods in 2011).

9.	Bank facilities:

The Corporation has a demand revolving facility (“Bank Operating Line”) in which an operating line of credit of up to CDN $10,000,000 is made available to be drawn upon by the Corporation. The Bank Operating Line is utilized to assist in financing the day-to-day operating activities and short-term working capital requirements of the business. Outstanding amounts are charged interest at the bank’s prime rate minus 0.50% per annum and are repayable on demand by the bank. During the six months ended June 30, 2012, the Corporation was advanced $5,089,000 (2011 - $3,400,000) under the bank operating line of which $207,000 (2011 - $137,000) was repaid. At June 30, 2012, $9,469,000 was outstanding on the Bank Operating Line.

The Corporation also has a CDN $3,323,000 capital leasing facility (“Leasing Facility”) which can be utilized to finance the acquisition and lease of operating equipment (note 6). Interest is charged on outstanding amounts at the bank’s prime rate per annum and is repayable at the option of the bank, if there has been, in the opinion of the bank, a material adverse change in the financial condition of the Corporation. At June 30, 2012, $2,801,000 was outstanding on the Leasing Facility which is included in the finance lease liability. The remaining $11,427,000 finance lease liability relates to the lease of the Corporation’s head office building.

Both the Bank Operating Line and Leasing Facility are secured by a hypothecation of the Corporation’s cash, cash equivalents and short-term investments.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2012 and 2011
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

10.	Trade and other payables:

		June 30, 2012	December 31, 2011
	Trade accounts payable	$8,097	$10,195
	Compensation payable	3,418	6,615
	Other liabilities	4,981	5,427
	Taxes payable	434	456
		$16,930	$22,693

11.	Provisions:

		June 30, 2012	December 31, 2011
	Legal	$-	$520
	Restructuring charges	544	1,004
	Warranty	8,097	8,049
	Current	$8,641	$9,573

	Decommissioning liabilities	$4,810	$4,733
	Non-current	$4,810	$4,733

12.	Convertible debenture

The convertible debenture relates to financing to Dantherm Power A/S by the non-controlling partners and is redeemable at the option of Dantherm Power A/S subject to approval by all convertible debenture holders on or after January 1, 2013 including interest which is accrued at 12%. Prior to December 31, 2013 (the “Maturity Date”), the convertible debenture holders may elect to convert all or part of the debenture into shares of Dantherm Power A/S. The conversion price for convertible debenture notes entered into prior to January 1, 2012, of approximately DKK 9,120,000, have a conversion price of DKK 3.40 per share. Convertible debenture notes of approximately DKK 2,322,000 entered into since January 1, 2012 have a conversion price of DKK 0.14 per share. This conversion feature was determined to have a nominal value. The Maturity Date may be extended to December 31, 2014 with approval of the subscribers.

During the three and six months ended June 30, 2012, an additional $nil and $403,000, respectively, of convertible debt financing was advanced to Dantherm Power A/S by the non-controlling partners.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2012 and 2011
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

13.	Equity:

(a)	Share options:

As at June 30, 2012 and 2011, options to purchase 7,055,431 and 7,648,569 common shares, respectively, were outstanding. During the three and six months ended June 30, 2012, compensation expense of $321,000 and $757,000 was recorded in net income, respectively, based on the grant date fair value of the awards recognized over the vesting period (2011 – $492,000 and $921,000).

During the three and six months ended June 30, 2012, options to purchase nil and 797,504 (2011 – nil and 1,669,369) common shares were granted with a weighted average fair value of $nil and $0.89 (2011 – $nil and $1.20). The granted options vest annually over three years.

The fair values of the options granted during the period were determined using the Black- Scholes valuation model under the following weighted average assumptions:

	Three and six months ended June 30,
	2012	2011
Expected life	5 years	5 years
Expected dividends	Nil	Nil
Expected volatility	62%	64%
Risk-free interest rate	2%	3%

(b)	Deferred share units:

As at June 30, 2012 and 2011, 243,153 and 290,797 deferred share units (“DSUs”), respectively, were outstanding. During the three and six months ended June 30, 2012, 24,292 DSUs were issued. During the three months ended March 31, 2012, $103,000 of compensation expense expected to be earned for DSUs not yet issued was recorded in net income. However, during the three months ended June 30, 2012, it was determined that these DSUs were no longer expected to be issued and the previously recorded compensation expense was reversed. The reduction to compensation expense was offset by $28,000 of compensation expense recorded for DSUs granted during the three months ended June 30, 2012. The net impact on compensation expense during the three and six months ended June 30, 2012, was a net reduction of $75,000 and a net increase of $28,000, for the respective periods. During the three and six months ended June 30, 2011, no DSUs were issued and no compensation expense was recorded in net income.

(c)	Restricted share units:

As at June 30, 2012 and 2011, 2,530,674 and 1,455,717 restricted share units (“RSUs”), respectively, were outstanding. During the three and six months ended June 30, 2012, nil and 1,167,847 (2011 – nil and 628,855) RSUs were issued. Each RSU is convertible into one common share. The RSU’s vest after a specific number of years from date of issuance and, under certain circumstances, are contingent on achieving specific performance criteria.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2012 and 2011
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

13.	Equity (cont’d):

(c)	Restricted share units (cont’d):

Certain outstanding restricted share units are now expected to fail to meet the vesting criteria, and as a result, a downward adjustment to accrued share-based compensation expense has been recorded against net income. The net adjustment of $723,000 and $309,000, for the respective three and six months ended June 30, 2012, reverses previously recorded compensation expense. During the three and six months ended June 30, 2011, $428,000 and $1,063,000 of compensation expense was recorded in net income respectively.

The Corporation did not repurchase any common shares during the three and six months ended June 30, 2012. During the three and six months ended June 30, 2011, the Corporation repurchased nil and 80,211 common shares for cash consideration of $nil and $135,000 respectively through the trust established for the purpose of funding RSU grants under the Corporation’s market purchase RSU plan. During the three and six months ended June 30, 2012, 8,772 and 99,659 (2011 – 62,712 and 371,626) RSUs vested under the market purchase RSU plan and 8,771 and 100,236 (2011 – 62,712 and 239,737) common shares were issued from the trust respectively. As at June 30, 2012, the Corporation held 208,853 shares as treasury shares.

14.	Related party transactions:

Related parties include shareholders with a significant ownership interest in the Corporation, together with its subsidiaries and affiliates and the Corporation’s key management personnel. The revenue and costs recognized from transactions with such parties reflect the prices and terms of sales and purchase transactions with related parties, which are in accordance with normal trade practices. Transactions between the Corporation and its subsidiaries are eliminated on consolidation.

Balances with related parties:	June 30, 2012	December 31, 2011
Trade payables	$225	$259
Interest payable	$242	$141
Convertible debenture payable	$1,948	$1,592

		Three months ended		Six months ended
		June 30,		June 30,
	Transactions during the period with related parties:	2012	2011	2012	2011
	Purchases	$99	$264	$144	$345

15.	Supplemental disclosure of cash flow information:

	Six months ended June 30,
Non-cash financing and investing activities:	2012	2011
Compensatory shares	$377	$2,039

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2012 and 2011
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

16.	Operating segments:

		Three months ended June 30,		Six months ended June 30,
		2012	2011	2012	2011
	Total revenues
	Fuel Cell Products	$6,824	$8,995	$16,905	$16,275
	Material Products	3,448	5,517	6,912	10,681
	Contract Automotive	-	4,600	-	7,455
		$10,272	$19,112	$23,817	$34,411
	Segment income (loss) for the period (1)
	Fuel Cell Products	$(1,534)	$(1,955)	$(968)	$(2,952)
	Material Products	1,107	2,629	1,922	3,188
	Contract Automotive	-	937	-	1,401
	Total	(427)	1,611	954	1,637
	Corporate amounts
	Research and product development	(2,268)	(5,109)	(6,664)	(9,940)
	General and administrative	(2,371)	(3,107)	(5,436)	(7,153)
	Sales and marketing	(1,526)	(2,626)	(3,851)	(5,078)
	Net finance expense	(425)	(299)	(463)	(7,32)
	Gain (loss) on sale of property,	20	(413)	(29)	424
	plant and equipment
	Loss before income tax	$(6,997)	$(9,117)	$(15,489)	$(20,842)
	(1) Research and product development costs directly related to segments are included in segment income (loss) for the period.

17.	Subsequent event:

On August 1, 2012, the Corporation completed an agreement to acquire key assets from IdaTech, LLC (“IdaTech”). In exchange for 7,136,237 of the Corporation’s common shares valued at $1.079 per share, the Corporation acquired IdaTech’s key assets including inventory and fuel cell product lines for backup power applications, distributor and customer relationships, a license to intellectual property, and certain property, plant and equipment.

In July 2012, the Corporation completed a 7% workforce reduction and an overall curtailment of discretionary spending enacted to have a minimal impact on key product development initiatives and manufacturing capabilities.